SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  December 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

December 1, 2005

The Registrant is pleased to announce is pleased to announce that its subsidiary Minco Silver Corporation has received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares will begin trading on the TSX on Friday, December 2, 2005. Minco Silver’s trading symbol is “MSV”.

Minco Silver also announces that it has completed its Initial Public Offering of 920,000 common shares at a price of $1.25 per common share (the “IPO”) for gross proceeds of $1,150,000.  Blackmont Capital Inc. (the “Agent”) has been paid a cash commission equal to 8% of the proceeds from the sale of  common shares pursuant to the IPO and an underwriting and agency fee of $30,000, plus GST.  As additional consideration in connection with the IPO and a previously completed special warrant offering, the Company also granted agents’ warrants to the Agent and members of its selling group entitling them to purchase up to 279,600 common shares at an exercise price of $1.25 per common share for a period of 12 months from the IPO closing date and thereafter at a price of $1.50 per common share for an additional six months.

At the close of the IPO, Minco Silver has 25,196,000 shares issued and outstanding, of which Minco Mining owns 14,000,000 or 55.56% and Silver Standard owns 4,960,000 or 19.69%.  Silver Standard also holds a right of first refusal to increase its position to 30% by participating in future financings of the Company.

In addition Minco Silver has granted 2,900,000 stock options to directors, officers, employees and consultants exercisable at a price of $1.25 per share under the Company's existing stock option plan.

2.

Exhibits

2.1

News Release dated December 1, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

                            /s/ Ken Cai

Date:    December 7, 2005

                                                                                                                                    _______________________________________

                            Ken Cai

                            President & CEO

(Page 2)

Exhibit 2.1

MINCO 明科银矿公司 SILVER CORPORATION	TSX: MSV
For Immediate Release	December 1, 2005

NEWS RELEASE

MINCO SILVER COMPLETES INITIAL PUBLIC OFFERING

AND COMMENCES TRADING ON TSX

Minco Silver Corporation (the “Company” or “Minco Silver”) (TSX: “MSV”) is pleased to announce that it has received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares will begin trading on the TSX on Friday, December 2, 2005. Minco Silver’s trading symbol is “MSV”.

Minco Silver would also like to announce that it has completed its Initial Public Offering of 920,000 common shares at a price of $1.25 per common share (the “IPO”) for gross proceeds of $1,150,000.  Blackmont Capital Inc. (the “Agent”) has been paid a cash commission equal to 8% of the proceeds from the sale of  common shares pursuant to the IPO and an underwriting and agency fee of $30,000, plus GST.  As additional consideration in connection with the IPO and a previously completed special warrant offering, the Company also granted agents’ warrants to the Agent and members of its selling group entitling them to purchase up to 279,600 common shares at an exercise price of $1.25 per common share for a period of 12 months from the IPO closing date and thereafter at a price of $1.50 per common share for an additional six months.

“We are very pleased to complete the IPO and to list on the TSX, which are important milestones for Minco Silver.”, commented Ken Cai, President and CEO of Minco Silver. “A listing on the TSX will help the Company to access the financial markets and increase our shareholder value. With the Fuwan Silver project, we are aggressively pursuing our corporate strategy to grow Minco Silver as a major silver company in China.”

At the close of the IPO, Minco Silver has 25,196,000 shares issued and outstanding, of which Minco Mining owns 14,000,000 or 55.56% and Silver Standard owns 4,960,000 or 19.69%.  Silver Standard also holds a right of first refusal to increase its position to 30% by participating in future financings of the Company.

In addition the Company has granted 2,900,000 stock options to directors, officers, employees and consultants exercisable at a price of $1.25 per share under the Company's existing stock option plan.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM) and Silver Standard Resources (TSX:SSO).

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President  & CEO